UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-31486

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Webster Financial Corporation

145 Bank Street (Webster Plaza)

Waterbury, CT 06702

Telephone (203) 578-2202

WEBSTER BANK RETIREMENT SAVINGS PLAN

*	Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the Webster Bank Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Webster Bank Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 28, 2011

WEBSTER BANK RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

Investments, at fair value
Registered investment companies	$164,482,203	$136,034,293
Common/collective trust fund	26,087,252	26,160,238
Webster Financial Corporation common stock	31,109,841	20,049,005
Money market fund	1,475,593	988,481
Other investments	207,827	43,416

Total investments	223,362,716	183,275,433

Receivables:
Employer contributions	767,285	660,571
Participant contributions	658,316	573,723
Notes receivable from participants	5,098,518	4,352,612
Other	—	11,983

Total receivables	6,524,119	5,598,889

Assets available for benefits	229,886,835	188,874,322

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(214,418)	486,454

Net assets available for benefits	$229,672,417	$189,360,776

See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2010	2009
Additions:
Additions to net assets attributed to:
Investment income:
Interest	$253,182	$241,144
Dividends	3,874,082	3,168,672

	4,127,264	3,409,816
Contributions:
Participant	12,603,022	12,902,414
Employer	10,970,323	11,947,753
Rollover	725,939	463,510

	24,299,284	25,313,677

Total additions	28,426,548	28,723,493

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	17,906,631	14,283,377
Administrative expenses	54,042	55,417

Total deductions	17,960,673	14,338,794

Net appreciation in fair value of investments	29,845,766	29,502,442

Net increase	40,311,641	43,887,141

Net assets available for benefits
Beginning of year	189,360,776	145,473,635

End of year	$229,672,417	$189,360,776

See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Webster Bank Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the full Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a qualified profit sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan was initially adopted as a qualified profit sharing plan effective as of October 1, 1984 and has been amended since this date. The Plan is sponsored and administered by Webster Bank, National Association (the “Bank”), a subsidiary of Webster Financial Corporation (“Webster” or the “Company”). Fidelity Management Trust Company is the trustee and record-keeper as defined by the Plan. The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. A participant’s election to make pre-tax contributions to the Plan is completely voluntary. To be eligible to make pre-tax contributions to the Plan, an employee must have attained age 21. To be eligible to receive employer contributions under the Plan an employee must have attained age 21 and completed one year of eligibility service.

The Plan also maintained an Employee Stock Ownership Plan (“ESOP”) feature. The ESOP portion of the Plan constituted a stock bonus plan established pursuant to Section 401(a) of the Code and was intended to constitute an employee stock ownership plan under Section 407 (d)(6) of ERISA and Section 4975(e)(7) of the Code. The ESOP portion of the Plan was designed to be invested primarily in shares of common stock of Webster. At December 31, 2010 and 2009 there were no remaining balances in the ESOP portion of the plan. See Note 4 for changes in non-participant directed investments.

Contributions

Effective January 1, 2008 through February 28, 2009, Webster matched 100% of the first 2% of employees’ pre-tax contributions and 50% of the next 4% of an employees’ pretax contributions based on annual compensation, which were limited to $16,500 during 2009 and $15,500 in 2008. During the period from January 1, 2008 to February 28, 2009 Webster also made non-elective contributions to all plan participants equal to 2% of compensation. Employees age 35 or over on January 1, 2008 who were participants in the Webster Bank Pension Plan prior to the plan being frozen also received special transition credits ranging from 1% to 6% of compensation.

Effective March 1, 2009, Webster matches 100% of a participant’s pre-tax contributions to the extent the pre-tax contributions do not exceed 5% of compensation. If a participant fails to make a pre-tax contribution election within 90 days of his or her date of hire, automatic pre-tax contributions will commence 90 days after his or her date of hire at a rate equal to 3% of compensation. The 2% non-elective contribution has been eliminated. However, Webster continues to contribute the special transition credits.

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings or losses, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contribution account, rollover account and qualified non-elective contribution account. In general, the vesting of matching contributions is based on years of service. A participant’s account vests in 2 or 3 years, depending on the employment date of the participant. The participant’s vested balance is increased or decreased by any investment gains or losses generated by the participant’s account.

Participant Loans

Employees have the ability to borrow up to 50% of their vested account balance, up to $50,000. Interest on the loan is paid by Plan participants to their account at prevailing interest rates (prime + 1%) through payroll deductions. Loans must generally be repaid within five years through payroll deductions. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower.

Payment of Benefits

If the value of a participant’s vested account is not greater than $1,000 (including his or her rollover contributions account), benefits will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant’s beneficiary or as a direct rollover to an IRA or another plan. If the value of a participant’s vested account is greater than $1,000 (including his or her rollover contributions account), benefits will be paid to the participant at his or her option either as a lump sum or in installments over a period of time that does not exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary, and the participant may defer payment until his or her required beginning date. Vested balances greater than $200 may also be paid in a direct rollover to an IRA or another plan. Under the Plan, a participant’s “normal retirement date” is the date age 65 is attained, and a participant’s “required beginning date” is April 1 of the calendar year following the calendar year in which he or she reaches age 70-1/2 or retires (whichever is later).

In the event of a participant’s total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded when distributed in accordance with ERISA requirements.

Forfeited Accounts

In 2010 and 2009, employer contributions were reduced by $234,506 and $204,803 respectively, from forfeited non-vested accounts. At December 31, 2010 and 2009 the remaining forfeited non-vested accounts totaled $5,299 and $60,333, respectively. These accounts will be used to reduce future employer contributions.

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion and disclosures related to fair value measurements.

The Plan invests in common/collective trust funds which invest in fully benefit-responsive investment contracts. These funds are recorded at fair value (see Note 5); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Changes in the fair value of fully responsive investment contracts, and all other investments, are included in net appreciation/depreciation in the fair value of investments in the statements of changes in net assets available for benefits.

Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All of the expenses of maintaining the Plan are paid by the Bank, except for fees paid directly by the Plan pursuant to the Plan agreement. These fees are reflected as administrative expenses in the statements of changes in net assets available for benefits.

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which was delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2010. The Plan adopted ASU 2010-06 effective December 31, 2010 and applied the provisions retrospectively.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 calls for participant loans in a defined contribution pension plan to be classified as a receivable instead of as an investment as it was previously classified under ASC 962-325-45-10. ASU 2010-25 requires loans to participants to be classified as notes receivable from participants and requires the participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest, rather than at fair value. ASU 2010-25 should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The Plan adopted ASU 2010-25 effective December 31, 2010 and applied the provisions retrospectively.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3.	INVESTMENTS

Fidelity Management Trust Company is the Plan’s trustee. Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan that includes Webster common stock. Prior to 2009, a participant could not direct the balance in the ESOP component of his or her account that was not previously converted into cash unless certain age and service requirements were met.

The following table presents investments that represent 5 percent or more of the Plan’s net assets at fair value.

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

	December 31,	December 31,
	2010	2009

Registered investment companies
PIMCO Total Return Fund - Institutional Class	$19,596,152	$16,868,187
American Funds Growth Fund of America Class R4	17,061,075	15,495,905
Fidelity Mid Cap Stock Fund*	14,143,834	10,879,664
Fidelity Diversified International Fund*	13,768,107	13,070,557
Fidelity Growth Company Fund*	12,496,541	9,664,904
Fidelity Small Cap Stock Fund*	11,829,985	9,346,270
Common/collective trust fund
Fidelity Managed Income Portfolio, at contract value*	24,564,385	26,646,692
Common stock
Webster Financial Corporation common stock*	31,109,841	20,049,005

*	Party-in-interest

A summary of net appreciation in the fair value of the Plan’s net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) by investment is as follows:

	2010	2009
For the years ended December 31,
Registered investment companies	$16,811,856	$29,268,270
Webster Financial Corporation common stock	13,033,910	234,172

	$29,845,766	$29,502,442

4.	NON-PARTICIPANT-DIRECTED INVESTMENTS

As of December 31, 2010 and 2009 there were no non-participant directed investments. All unvested non-participant directed ESOP accounts were transferred into participant directed accounts during 2009.

Changes in net assets relating to non-participant-directed investments were as follows:

	Year ended December 31, 2010	Year ended December 31, 2009

Interest and dividends	$—	$7,966
Net depreciation	—	(58,427)
Benefits paid to participants	—	(57,727)
Transfers to participant-directed investments	—	(9,180,975)

	$—	$(9,289,163)

5.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities inactive markets that the plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2010 and 2009.

The investments valued at NAV as a practical expedient for fair value have no restrictions on redemptions and there were no unfunded commitments at December 31, 2010 and 2009 and no plans to sell investments at December 31, 2010 and 2009 other than normal participant redemptions at the stated NAV.

Registered investment companies

The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end.

Common/ collective trust funds

Investments in a common collective trust is valued at the net asset value as determined by using estimated fair value of the underlying assets held in the fund. NAV is used as a practical expedient for fair value.

Common stock

Webster common stock is stated at fair value as quoted on a recognized securities exchange as of the last trading day of the Plan year

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009.

	Assets at Fair Value as of December 31, 2010
	(Level 1)	(Level 2)	(Level 3)	Total

Registered investment companies	$164,482,203	$—	$—	$164,482,203
Common/collective trust fund	—	26,087,252	—	26,087,252
Common stocks	31,109,841	—	—	31,109,841
Money market fund	1,475,593	—	—	1,475,593
Other investments	207,827	—	—	207,827

	$197,275,464	$26,087,252	$—	$223,362,716

	Assets at Fair Value as of December 31, 2009
	(Level 1)	(Level 2)	(Level 3)	Total

Registered investment companies	$136,034,293	$—	$—	$136,034,293
Common/collective trust fund	—	26,160,238	—	26,160,238
Common stocks	20,049,005	—	—	20,049,005
Money market fund	988,481	—	—	988,481
Other investments	43,416	—	—	43,416

	$157,115,195	$26,160,238	$—	$183,275,433

6.	RELATED PARTY TRANSACTIONS

Certain of the Plan’s investments are managed by Fidelity Investments Institutional Operations Company. Because Fidelity Management Trust Company is an affiliate of Fidelity Investments Institutional Operations Company and is the Trustee as defined by the Plan, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan for the investment management services amounted to $54,042 and $55,417 for the years ended December 31, 2010 and 2009, respectively.

At December 31, 2010 and 2009, the Plan held 1,579,180 shares and 1,689,048 shares of Webster Financial Corporation common stock, respectively, with fair value of $31,109,841 and $20,049,005, respectively. During the years ended December 31, 2010 and 2009, the Plan recorded dividend income from Webster Financial Corporation common stock of $58,805 and $57,662, respectively.

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

7.	PLAN TERMINATION

Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions will be fully vested and nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Retirement Plan Committee, which is appointed by Webster Bank’s Board of Directors.

8.	TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	December 31,	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$229,672,417	$189,360,776
Adjustment from fair value to contract value for the Plan’s investment in the common/collective trust fund	214,418	(486,454)

Net assets available for benefits per Form 5500	$229,886,835	$188,874,322

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, 2010 and 2009 to Form 5500:

	Year ended	Year ended
	December 31	December 31
	2010	2009
Net increase in net assets available for benefits per the financial statements	$40,311,641	$43,887,141
Net adjustment from fair value to contract value for the Plan’s investment in the common/collective trust fund	700,872	888,359

Net increase in net assets available for benefits per Form 5500	$41,012,513	$44,775,500

11.	AMENDMENTS

The Webster Bank Retirement Savings Plan was amended during the 2009 and 2010 plan years. The following information is meant to provide only a brief description of the amendments to the Plan during the 2009 and 2010 plan years. The Plan agreement should be referenced for complete information.

Effective March 1, 2009, the following amendments were adopted:

(a) Eligible employees who have reached age 21 can elect to make pre-tax contributions to the Plan beginning as of their date of hire.

(b) Eligible employees hired on or after March 1, 2009 will become eligible to receive employer contributions after attaining age 21 and completing one year of service. Employees hired prior to March 1, 2009 will remain eligible to receive employer contributions after reaching age 21 and completing 90 days of service.

(c) Matching contributions will equal 100% of a participant’s pre-tax contributions to the extent the pre-tax contributions do not exceed 5% of compensation.

(d) If a participant fails to make a pre-tax contribution election within 90 days of his or her date of hire, automatic pre-tax contributions will commence 90 days after his or her date of hire at a rate equal to 3% of compensation.

(e) The 2% nonelective contribution has been eliminated.

Effective August 20, 2009, the Plan was amended to exclude income relating to the purchase of shares of common stock under the Webster Financial Corporation Executive Stock Purchase Plan from the definition of compensation for purposes of the Plan. Under the Executive Stock Purchase Plan, executives who are receiving a

WEBSTER BANK RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

salary increase on or after August 20, 2009 can elect to receive the increase in shares of common stock of Webster Financial Corporation rather than in cash. An executive who receives shares of common stock will recognize ordinary income as if the increase were paid in cash. The amendment excludes this income from the definition of compensation for the Plan.

On December 15, 2009, the Board adopted amendments to the Plan which incorporate certain changes enacted by the Pension Protection Act of 2006 (“PPA”) including

(i) 180 Day Notice and Consent Period – The period for providing a terminated participant with a notice concerning the time and form of payment of his or her benefits is the 180 day period rather than the 90 day period preceding the participant’s benefit commencement date.

(ii) Rollover to Roth IRA – For distributions occurring after December 31, 2007, a participant may elect to roll over his or her lump sum distribution from the Plan into a Roth individual retirement account (“IRA”).

(iii) Direct Rollover to the Inherited IRA of a Non-Spouse Beneficiary – For distributions occurring in plan years beginning on or after January 1, 2010, a nonspouse beneficiary will be able to elect to rollover an eligible rollover distribution of a deceased participant’s death benefits to an IRA.

On June 14, 2010, the Board of Directors of Webster Bank amended the Plan to require the plan administrator to offer Webster Financial Corporation common stock as an investment option under the Plan. Prior to that date, the plan administrator had discretion regarding whether or not to offer Webster Financial Corporation common stock as an investment option.

On December 14, 2010, the board of directors of Webster Bank adopted an amendment and restatement of the Plan. This amendment and restatement included all of the changes required by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) and subsequently-enacted laws and regulations. The amendment and restatement also reflected all of the discretionary amendments to the Plan that were adopted since the October 22, 2001 amendment and restatement of the Plan. The Plan document should be referenced for complete information.

WEBSTER BANK

RETIREMENT SAVINGS PLAN

EIN 06-0273620 PLAN NUMBER 003

LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

Identity of Issue or Borrower	Description of investment including maturity date and rate of interest	Current Value
Registered investment companies
PIMCO Total Return Fund-Institutional Class	1,806,097 shares	$19,596,152
American Funds Growth Fund of America Class R4	565,123 shares	17,061,075
Fidelity Mid-Cap Stock Fund *	490,254 shares	14,143,834
Fidelity Diversified International Fund - Class K *	457,108 shares	13,768,107
Fidelity Growth Company Fund - Class K *	150,380 shares	12,496,541
Fidelity Small Cap Stock Fund *	603,571 shares	11,829,985
Fidelity Balanced Fund *	562,414 shares	10,252,816
Fidelity Equity-Income Fund - Class K *	166,346 shares	7,359,149
American Funds Washington Mutual Investors Fund Class R4	255,422 shares	6,927,036
Fidelity Freedom K 2020 Fund *	517,621 shares	6,827,417
American Funds Capital World Growth and Income Fund Class	182,913 shares	6,522,694
Spartan Total Market Index Fund	164,956 shares	6,009,349
Fidelity Freedom K 2030 Fund *	336,444 shares	4,575,634
Davis NY Venture A	115,168 shares	3,954,880
Fidelity Freedom K 2025 Fund *	258,461 shares	3,463,371
Fidelity Freedom K 2040 Fund *	241,276 shares	3,344,092
Fidelity Freedom K 2010 Fund *	262,927 shares	3,333,918
Fidelity Freedom K 2015 Fund *	228,979 shares	2,912,609
Fidelity Freedom K 2035 Fund *	142,052 shares	1,957,470
Dodge & Cox International Fund	42,754 shares	1,526,744
Fidelity Freedom K 2050 Fund *	107,836 shares	1,511,862
Fidelity Freedom K 2045 Fund *	96,309 shares	1,344,473
Templeton Global Bond Fund Advisor Class	64,723 shares	877,639
Royce Pennsylvania Mutual Investment Fund	72,238 shares	841,576
Perkins Mid Cap Value CL T	26,564 shares	599,539
Spartan International Index Fund	13,849 shares	487,053

WEBSTER BANK

RETIREMENT SAVINGS PLAN

EIN 06-0273620 PLAN NUMBER 003

LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

Identity of Issue or Borrower	Description of investment including maturity date and rate of interest	Current Value

Fidelity Freedom K 2000 Fund *	40,637 shares	470,987
Fidelity Freedom K Income Fund *	31,510 shares	360,164
Fidelity Freedom K 2005 Fund *	10,131 shares	126,037

Total registered investment companies		164,482,203

Common/collective trust fund
Fidelity Managed Income Portfolio *	24,564,386 shares	24,765,755
Fidelity Managed Income Portfolio II Class 1*	1,308,448 shares	1,321,497

Total common/collective trust fund		26,087,252

Common stock
Webster Financial Corporation *	1,579,180 shares	31,109,841

Money market fund
Fidelity US Treasury MM *	1,475,593 shares	1,475,593

Other investments
Fidelity Brokerage Link *		207,827

Notes receivable from participants

Notes receivable from participants	Varying maturity dates with interest rates ranging from 3.25% to 10.5%	5,098,518

Total		$228,461,234

*	Party-in-interest

Note: Investments are participant directed, therefore, cost information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK RETIREMENT SAVINGS PLAN

Date:	June 28, 2011	By:	/s/ Jeffrey N. Brown
Jeffrey N. Brown
Chairman of the Retirement Plans Committee

Date:	June 28, 2011	By:	/s/ Gregory S. Madar
Gregory S. Madar
Member of the Retirement Plans Committee

Date:	June 28, 2011	By:	/s/ Bruce E. Wandelmaier
Bruce E. Wandelmaier
Member of the Retirement Plans Committee

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm